Exhibit 99.1

China Rapid Finance Announces Preliminary First Quarter 2018 Results

-- One-Time Charges and Operating Loss Due to Regulatory Impact —

--Aggressive Cost-Cutting Program Underway—

--Expect Second Half Profit—

--Earnings Conference Call Expected by Mid-June—

SHANGHAI, May 24, 2018 (PR NEWSWIRE) – China Rapid Finance Limited (“China Rapid Finance” or the “Company”) (NYSE: XRF), operator of one of China’s largest consumer lending marketplaces, today disclosed preliminary financial results for the first quarter of 2018.

The Company expects to report a net loss in the range of $25 to $30 million, the majority of which consists of approximately $16 million of non-recurring expenses: 1) non-recurring expenses associated with preparing for registration; 2) write-offs related to receivables and amortizations; 3) non-cash accounting charges related to adoption of the new GAAP standard for revenue recognition (ASC 606); and 4) one-time costs associated with a pilot funding program that was discontinued due to regulatory changes.

Dr. Zane Wang, Chief Executive Officer, Founder and Chairman of the Company, commented: “Regulatory changes had a short-term negative impact on our operations, as we discussed on our last earnings conference call.  During this period, we capped our fees and limited loan originations to new borrowers as we increased our testing of new products.  Our cash balance is more than adequate to fund operations and provide capital for growth initiatives.”

Wang continued, “We have completed all the current regulatory requirements for registration.  In the meantime, we continue to aggressively cut operating costs and accelerate company-wide efficiency improvements in order to streamline our business.  As of mid-May, operating performance has improved meaningfully due to higher loan originations and the reduced operating expenses.  To the extent that the external environment remains stable, we can achieve significantly improved financial results in Q2 and profitable operations in the second half.”

The company expects to formally announce Q1 2018 results in mid-June.

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decisioning technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's 500 million emerging mobile-active consumers. China Rapid Finance operates a pure play marketplace, and does not take credit risk. The Company utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. China Rapid Finance facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for repeat borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors.  For more information, please visit http://ChinaRapidFinance.InvestorRoom.com.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth here is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” "will," "expects," "anticipates," “aims,” "future," "intends," "plans," "believes," "estimates," “likely to” and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance’s financial outlook, the adequacy of our cash to fund operations and to reach profitable operations in the second half of 2018, as well as China Rapid Finance’s strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing and compliance activities; competition in the consumer lending market; PRC governmental regulations and policies; PRC regulatory uncertainties and changes to PRC final registrations that impact compliance and business; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

In China:

China Rapid Finance

Joseph Wang

Tel: +86 (21) 6032-5999

Email: IR@crfchina.com

Gary T. Dvorchak, CFA

Tel: +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

In US:

Gretchen Lium

Tel: +1 (303) 638 9185

Email: Gretchen@irresults.com